Contact

www.linkedin.com/in/candicecollison (LinkedIn)

Top Skills

Manufacturing Operations Management

Marketing Strategy

Product Launch

Languages

French

Honors-Awards

Kellogg Dean's Service Award

Candice Collison

Mom, CEO, Founder & Business Leader. # Hustling with a baby on my hip.

Greater Chicago Area

Summary

Startup founder & sustainable fashion enthusiast. Co-founder & creative director in the apparel industry.

Experienced digital marketing consultant drawing on fifteen years of digital advertising & eCommerce marketing experience. Passionate digital evangelist promoting the efficacy of digital marketing platforms, measurement tools and providing thought leadership in advertising attribution methods across channels.

Analyzing & synthesizing salient insights around consumer trends/behavior, client & competitor performance/trends, and industry shifts to create actionable media solutions to meet client goals.

Specialties: DTC: Ecommerce Customer Acquisition & Retention; Paid Search; SEO; Email Marketing; CRM & data-flow; Business Development & Market Research; Project Management. B2B Sales & Marketing; Marketing strategy; Planning; Talent Management; Event Marketing; Client Management.

Experience

Mightly
Chief Marketing Officer
September 2023 - Present (8 months)
Greater Chicago Area

Managing user experience, growth marketing, brand marketing, content strategy, eCommerce, Marketplace strategy across Mightly & Of an Origin brands

OfanOrigin
Co-founder, CEO & Creative Director
September 2020 - Present (3 years 8 months)
Greater Chicago Area

Northwestern University - Kellogg School of Management

Industry Advisor

August 2021 - Present (2 years 9 months)

Greater Chicago Area

Career and industry advisor for technology and entrepreneurship for Kellogg School of Management Career Management Center.

Mod + Ethico

CEO & Founder

October 2015 - December 2021 (6 years 3 months)

Mod + Ethico is a clothing boutique & lifestyle brand offering socially and environmentally responsibly made items.

Responsibilities:

PR & Partnership development

Integrated Marketing planning & execution

Website design & development (Shopify)

Buying & merchandising

modandethico.com

Purple Arch Ventures

Investment Committee & LP

August 2018 - December 2020 (2 years 5 months)

Member of investment committee, evaluating potential investments for Purple Arch Ventures Fund.

Facebook

6 years 2 months

Marketing Lead, Global Marketing Solutions

June 2019 - September 2020 (1 year 4 months)

Greater Chicago Area

Vertical Marketing Manager, Retail

March 2018 - June 2019 (1 year 4 months)

Greater Chicago Area

Vertical marketing; industry thought leadership; tentpole events; marketing content.

Client Solutions Manager

August 2014 - March 2018 (3 years 8 months)

Consult retail clients to communicate milestone brand moments on Facebook and Instagram.

Partner with retailers to build media efficacy and efficiency throughout the marketing funnel, and across mediums, from still advertising to video.

Inform Cross-platform measurement tests and synthesize strategic insights to help advertisers evolve traditional marketing programs to today's digital mediums.

Industry and target audience analysis, synthesizing key learning a about consumer behavior ranging from client 1st-party audience, Facebook internal data, to industry resources to assist clients in maximizing the scale and efficacy of Facebook and Instagram.

The Marketing Academy
Scholar (2018-2019)
November 2018 - July 2019 (9 months)
United States

One of 30 scholarship recipients to complete a year-long immersive marketing leadership program focused on developing today's top marketers into tomorrow's purpose-driven CMOs.

Google
2 years 11 months

Sr. Analytical Lead
November 2013 - August 2014 (10 months)

• Omnichannel Attribution & Strategy: Shaping client online-to-store attribution models & driving client marketing strategy. Increased client investment 200% in Q2 2014.
• Industry Insight: Leveraging Google proprietary data platforms to solve business challenges and catalyze growth across consumer channels. Hinging on consumer trends and differentiating advertiser approach to create first-mover advantages for clients.

Account Manager, Large Customer Sales
July 2012 - November 2013 (1 year 5 months)

• Evangelizing Digital Branding: Owning branding concepts such as Live G+ Hangouts and Google Catalog from pitch to launch, and finally amortization;

going head-to-head against traditional media channels such as radio & television.

• Impacting Growth: Identifying areas of opportunity through analyzing account performance & market trends. Q1 2013 provided analysis that impacted major business decisions for clients, such as a client decision to revive a deprecated business unit to capture consumer demand

Account Manager
October 2011 - July 2012 (10 months)
Mountain View, CA

• Campaign Execution & Market Management: Managed approximately 250 deals across 4 markets from Q4 2011 to-date. Piloted Salt Lake City Market; managed a top 10 Offers market during tenure. Awarded Peer Bonus for exceeding individual deal volume.

• Campaign Analysis & Analytics: Piloted post-campaign analysis & consultation to key accounts to nurture client relations and encourage re-run closes. Awarded Team Spot Bonus for Analytics contributions.

The North Face
Digital Marketing Manager, eCommerce, Social Media & Dealer Marketing
December 2008 - September 2011 (2 years 10 months)

· Global Brand Strategy: Developing & implementing framework for global TNF brand presentation; liaising with
international counterparts; crafting 1Million fan celebration campaign to fulfill global reach.

· Social Commerce: Directed Facebook Pop-Up Shop product & application development from concept to launch; style was top in Logowear category during fanshop live dates.

· Wholesale Account Marketing & Management: Drove co-branded, multi-channel marketing programs to broaden the
digital reach of TNF brand. Ongoing optimization of online Co-Op marketing program to improve channel performance
with a strong focus on advertising with key accounts: REI, backcountry and Zappos.

Time Life
Sr. Web Marketing Specialist
September 2006 - March 2008 (1 year 7 months)

· E-Commerce Customer Acquisition: Supported Sr. Marketing Manager by executing campaign production, analytics, and reporting of key channels including: paid search, natural search, affiliate, and display advertising.

· Improved program efficiencies through multi-variant testing, including testing ad creative, copy, offers, landing pages and email creative to maximize ROI.

· Merchandising & Customer Retention: Merchandised web catalog and managed production for Timelife.com, Timelife Canada and Timelife Websites & respective email programs.

Education

Northwestern University - Kellogg School of Management
Master of Business Administration (MBA), Marketing/Marketing Management, General · (2013 - 2016)

University of Virginia
BA, English · (2002 - 2006)